DIGITAL HEALTH ACQUISITION CORP.

980 N Federal Hwy #304

Boca Raton, FL 33432

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Digital Health Acquisition Corp.
Registration Statement on Form S-4, as amended (File No. 333-268184) (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

Digital Health Acquisition Corp. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:30 p.m., Eastern Time, on May 13, 2024, or as soon thereafter as practicable.

Please notify Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

DIGITAL HEALTH ACQUISITION CORP.

By:	/s/ Scott Wolf
Name:	Scott Wolf
Title:	Chief Executive Officer